

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 3, 2013

Via E-mail
Mr. Joseph Kauffman
Chief Financial Officer
TAL Education Group
12/F, Danling SOHO
No. 6 Danling Street, Haidian District
Beijing 100080
People's Republic of China

> **Re:** **TAL Education Group**
> **Form 20-F for the Fiscal Year Ended February 29, 2012**
> **Filed June 27, 2012**
> **File No. 1-34900**

Dear Mr. Kauffman:

We completed our review of your filing on October 2, 2013. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Carlos Pacho for

Larry Spirgel
Assistant Director